SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2018
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: November 14, 2018

List of materials

Documents attached hereto:

i) Press release: Sony Corporation Announces the Completion of the Acquisition of Equity Interest in EMI Music Publishing by its Wholly-owned Subsidiary

November 14, 2018
Sony Corporation

Sony Corporation Announces the Completion of the Acquisition of Equity Interest in EMI Music Publishing by its Wholly-owned Subsidiary

On November 14, 2018 (U.S. Eastern Standard Time), Sony Corporation of America, a wholly-owned subsidiary of Sony Corporation (“Sony”), completed the acquisition of the entirety of the approximately 60% equity interest held by the investor consortium led by Mubadala Investment Company in DH Publishing, L.P. (“EMI”), which owns and manages EMI Music Publishing, for the equity purchase price of 2.3 billion U.S. dollars, based on an enterprise value of 4.75 billion U.S. dollars. As a result of this acquisition, EMI has become a wholly-owned subsidiary of Sony. This acquisition follows the previously announced signing of a definitive agreement on June 29, 2018.

As a result of this acquisition, Sony expects to record additional operating income of approximately 105 billion yen, representing a non-cash step-up gain for the approximately 40% equity interest in EMI that Sony already owned and reflecting costs relating to the acquisition, in the Music segment in the third quarter of the fiscal year ending March 31, 2019. Sony also assumed EMI’s existing interest-bearing debt of approximately 1.3 billion U.S. dollars as a result of this acquisition, of which 0.96 billion U.S. dollars was repaid immediately from Sony’s existing cash.

The expected impact of this transaction on Sony’s consolidated results has already been incorporated into the forecast for consolidated financial results for the fiscal year ending March 31, 2019, as announced on October 30, 2018. As previously announced, Sony is currently evaluating the income tax expense expected to result from the closing of this transaction.

End of document